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Rhode Island Pickleball

Pickleball Center

300 Quaker Lane
Warwick, RI 02886
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This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.6× for the next $50,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Rhode Island Pickleball is seeking investment to open a 30K sq. ft. pickleball facility in Warwick, RI.
OUR MISSION

Grow the game of pickleball for all ages, levels and, abilities creating an environment that promotes health, social interaction, good sportsmanship, and fun.

Pickleball Represents a Sizeable Growth Opportunity: In 2021, "Pickleball" was one of the hottest trends in the U.S. It continues to be the fastest growing sport in the nation, with a 168% year over year increase in media exposure in 2021.
Favorable Market Dynamics: Current Pickleball offerings in the New England area do not adequately address the needs of new or seasoned Pickleball players, as they look for year-round accessibility to courts and coaching services, with little to no wait times to step on a court.
THE COMPETITION

Of the 29 Pickleball locations in Rhode Island listed on place2play.com, 26 are schools, parks, senior centers, or other town or state run facilities. The others are tennis facilities scrambling to add pickleball courts.

The only dedicated pickleball facility is ONE HOUR away from Providence in Hanover, MA.
TARGET MARKET

Our Initial Target Market – Adults 18-54 Why This Group? Adults 18-54 are the fastest growing demographic in pickleball.*

This age group represents 57% of the population within a 40-mile radius of our facility (Kent, Newport, Providence Counties in RI; Bristol County, MA).
THE TEAM
Russel Johnson
Co-owner

 Russel Johnson is the owner and Lead Instructor of the Ocean State Golf Academy. Upon traveling around the country and working in three of the five largest golf meccas, he amassed experience on the lesson tee and in the golf shop. Embracing the modern way of golf instruction, he returned home to Rhode Island after 19 years away and created the Ocean State Golf Academy.

   In November 2019, the academy launched a technology-centric approach to instruction. He introduced never seen before-learning components such as Robo Golf Pro (an automated golf swing trainer only 30 in the world), and Sportsbox AI (golf swing videos transformed into an avatar or skeletal form), among other performance stations that include golf swing video observation.

 As a knowledgeable golf instructor, Russel has adapted to all modern technologies throughout his career while infusing some old-world teaching methods that his mentors shared. Communication is his greatest asset, as he has developed his instruction style. In the five states Russel has taught, his mentors have influenced his growth as an instructor and mentor to younger professionals and tour-caliber players.

He is a current Callaway Golf staff player and stays in tune with all the current performance trends of the product line. Both make for a good mix of instruction and club fitting. He is currently enrolled in the PGA of America PGA Apprentice program, gaining better business & communication skills for golf instruction while joining the country's largest governing body of golf professionals.

When he is not instructing, Pickleball has become a true passion.

Dr. Debra Cohen
Co-owner

Dr. Debra Cohen is co-owner of Rhode Island Pickle ball. Dr. Cohen has her doctorate in Educational Leadership. She has extensive experience in athletic affairs in higher education. In her previous roles in higher education, she was responsible for student athlete orientation. she provided student athletes with the necessary tools to help them become successful college student athletes.

Deb has also been the Dean of Academic Advising at a local community college as well as published an article on her dissertation topic of Electronic Portfolio's. She is a very active member in the Rhode Island community having held the position of President of Rhode Island Women in Higher education for over 10 years.

A Connecticut native, Deb completed her undergraduate and graduate degree at URI and her doctorate at Johnson & Wales University. She brings a wealth of knowledge being an athlete, as a former tennis player and avid runner. She has run 4 marathons, over 20 half marathons and more 5k's than she can count. She owns a French bulldog who has her wrapped around her pinky (paw).

She fell in love with the game of pickleball and much like her other endeavors decided to take it to the next level in co-founding Rhode Island Pickleball.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
PITCH DECK
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
10 Courts only build-out flooring $30,000
Court Netting w/ posts $2,000
Coolers - $2,000
Interior upgrades $12,625
Mainvest Compensation $3,375
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $2,937,789 $3,160,993 $3,653,492 $4,200,822 $4,843,632
Cost of Goods Sold $280,369 $322,407 $387,029 $464,504 $559,683
Gross Profit $2,657,420 $2,838,586 $3,266,463 $3,736,318 $4,283,949

EXPENSES

Rent $240,000 $246,000 $252,150 $258,453 $264,914
Staff $120,000 $129,117 $149,234 $171,590 $197,846
Administration $66,000 $67,650 $69,341 $71,074 $72,850
Insurance $24,000 $24,600 $25,215 $25,845 $26,491
Utilities $180,000 $184,500 $189,112 $193,839 $198,684
Utilities Courts $24,000 $24,600 $25,215 $25,845 $26,491
Professional Fees $18,000 $18,000 $18,000 $18,000 $18,000
Marketing $12,000 $12,000 $12,000 $12,000 $12,000
Miscellaneous $10,000 $10,000 $10,000 $10,000 $10,000
POS System $15,000 $5,000 $5,000 $5,000 $5,000
Audio/Visual $120,000 $1,000 $1,000 $1,000 $1,000
Court Maintenance $24,000 $25,823 $29,846 $34,317 $39,568
Operating Profit $1,804,420 $2,090,296 $2,480,350 $2,909,355 $3,411,105

This information is provided by Rhode Island Pickleball. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

RhodeISland Pickleball_Babies R Us.pdf

Investment Round Status

Target Raise $50,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends January 13th, 2023

Summary of Terms

Legal Business Name Dabrie Holdings, LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

1.6×

Investment Multiple 1.4×

Business's Revenue Share 0.5%-1.2%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date March 31st, 2028

Financial Condition

Other outstanding debt or equity

As of October 12th, 2022 Rhode Island Pickleball has a debt of zero outstanding and a cash balance of zero. In addition to the Rhode Island Pickleball's debt raised on Mainvest, Rhode Island Pickleball may require additional funds from alternate sources at a later date.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Rhode Island Pickleball's fundraising. However, Rhode Island Pickleball may require additional funds from alternate sources at a later date.

No operating history

Rhode Island Pickleball was established in [Month, Year]. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Rhode Island Pickleball to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Rhode Island Pickleball operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Rhode Island Pickleball competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Rhode Island Pickleball's core business or the inability to compete successfully against the with other competitors could negatively affect Rhode Island Pickleball's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Rhode Island Pickleball's management or vote on and/or influence any managerial decisions regarding Rhode Island Pickleball. Furthermore, if the founders or other key personnel of Rhode Island Pickleball were to leave Rhode Island Pickleball or become unable to work, Rhode Island Pickleball (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Rhode Island Pickleball and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Rhode Island Pickleball is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Rhode Island Pickleball might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Rhode Island Pickleball is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Rhode Island Pickleball

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Rhode Island Pickleball's financial performance or ability to continue to operate. In the event Rhode Island Pickleball ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Rhode Island Pickleball nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Rhode Island Pickleball will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Rhode Island Pickleball is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Rhode Island Pickleball will carry some insurance, Rhode Island Pickleball may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Rhode Island Pickleball could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Rhode Island Pickleball's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Rhode Island Pickleball's management will coincide: you both want Rhode Island Pickleball to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Rhode Island Pickleball to act conservative to make sure they are best equipped to repay the Note obligations, while Rhode Island Pickleball might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Rhode Island Pickleball needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Rhode Island Pickleball or management), which is responsible for monitoring Rhode Island Pickleball's compliance with the law. Rhode Island Pickleball will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Rhode Island Pickleball is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Rhode Island Pickleball fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Rhode Island Pickleball, and the revenue of Rhode Island Pickleball can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Rhode Island Pickleball to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Rhode Island Pickleball is a newly established entity and has no history for prospective investors to consider.

This information is provided by Rhode Island Pickleball. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
Rhode Island Pickleball isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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